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                                                                  EXHIBIT (a)(9)

                              AMENDED AND RESTATED
                   ADDENDUM FOR EMPLOYEES IN THE NETHERLANDS

TAX INFORMATION

     This addendum does not discuss all of the tax consequences that may be relevant to you in your particular circumstances, but is merely intended to alert you to some of the tax information you may want to consider in making your decision.

     We have obtained a ruling (the "Ruling") from the Dutch tax authorities which allows you to defer the payment of tax on options granted on or after 1 November 2000 until such time as you exercise your options, based on an agreement to exercise only through a cashless exercise and immediate sale. We are also seeking a supplemental ruling to cover grants made prior to 1 November 2000; however, there is no guarantee that we will be successful in obtaining such a ruling. To the extent that we are not successful in obtaining such supplemental ruling, any tender of your Eligible Options and Required Options for cancellation may be viewed as a notional exercise which could trigger tax liability. The precise amount and method of calculation of such liability is uncertain. In addition, you may already have paid or may be required to pay tax in connection with the portion of each of your Eligible Options and Required Options that has vested. The amount of these taxes may not be recoverable and you may not be able to credit such taxes against any future tax you will be required to pay in connection with any New Options and/or Supplemental Options granted to you.

     To the extent that you agree to limit your method of exercise to a cashless exercise and same day sale in connection with any New Options and/or Supplemental Options granted to you, the tax on such options will be imposed upon the exercise of the New Options and/or Supplemental Options and the immediate sale of the underlying shares. This procedure, which would be in accordance with the Ruling, would avoid your being subject to tax upon the vesting of the New Options and/or Supplemental Options.

     Please note that tax laws change frequently and vary with your individual circumstances. Please consult a tax advisor to determine the tax considerations relevant to your participation in the Offer.